COLLECTIBLE CONCEPTS GROUP, INC.
                              1600 LOWER STATE ROAD
                         DOYLESTOWN, PENNSYLVANIA 18901

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FEBRUARY 2, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:  H. Christopher Owings, Assistant Director
                Division of Corporation Finance

                David Mittelman, Branch Chief
                Scott Anderegg, Esq.

         Re:    Collectible Concepts Group, Inc.
                Amendment No. 3 to Schedule 14C filed December 16, 2005 File No. 000-30703

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 23, 2005 (the "Comment Letter") relating to the amended Preliminary Information Statement on
Schedule 14C (the "Information Statement") of Collectible Concepts Group, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

      We are filing herewith Amendment No. 4 to the Company's Information Statement.

ELECTION OF DIRECTORS, PAGE 10
------------------------------

1.    Please  revise  to  provide  the   disclosures   concerning  your  board's
      committees, if any, as required by Item 7(d) of Schedule 14A.

      RESPONSE
      --------

      We have revised our disclosure to indicate that we currently do not have any board committees and the rationale why we do not in accordance with
      Item 7(d) of Schedule 14A.

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Securities and Exchange Commission
February 2, 2006
Page 2 of 2


2. Please revise to disclose whether or not the board provides a means by which shareholders can send communications to the board. If you do not have such a communications process, state the basis of the view of the board that it is appropriate not have have such a process. See Item 7(h) of Schedule 14A.

      RESPONSE
      --------

      We have revised our disclosure to indicate that we do not have a standard process for shareholders to communicate with directors and the rationale why we do not in accordance with Item 7(h) of Schedule 14A.

3. As applicable, please revise your Information Statement to provide the disclosures concerning your auditors as required by Item 9 of Schedule 14A.

      RESPONSE
      --------

      We have revised our information statement to indicate that we are currently not selecting an auditing firm for the fiscal year ended February 28, 2006. We have further explained this is the case because when the shareholders holding a majority of the issued and outstanding shares of common stock voted in connection with this information statement, we had not yet filed our annual report for the fiscal year ended February 28, 2005. We have further revised our disclosure to provide the other information regarding our independent registered public accounting firm in accordance with Item 9 of Schedule 14A.

      We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                Very truly yours,

                                                /S/ PAUL S. LIPSCHUTZ
                                                ---------------------
                                                Paul S. Lipschutz
                                                Chief Executive Officer